As filed with the Securities and Exchange Commission on June 2, 2005


                                                               FILE NO. 70-10278


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 2

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                             Allegheny Energy, Inc.
                             West Penn Power Company
                          West Penn Funding Corporation
                              West Penn Funding LLC
                      Allegheny Energy Service Corporation
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

                     --------------------------------------


                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


 (Name of top registered holding company parent of each applicant or declarant)

        The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Suzanne C. Lewis                       Clifford M. Naeve
Vice President and Treasurer           William C. Weeden
Allegheny Energy, Inc.                 W. Mason Emnett
800 Cabin Hill Drive                   Skadden, Arps, Slate, Meagher & Flom LLP
Greensburg, PA 15601                   1440 New York Avenue, NW
                                       Washington, D.C. 20005

     Allegheny Energy, Inc. and West Penn Power Company hereby amend and restate in its entirety the Application/Declaration filed with the Securities and Exchange Commission in File No. 70-10278 on January 14, 2005, as amended on May 13, 2005:

Item No. 1.     Description of Proposed Transaction

        A.      Introduction

                West Penn Power Company ("West Penn"), a public utility subsidiary of Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and West Penn Funding Corporation, a subsidiary of West Penn, hereby request authority under Sections 6(a), 7, 12(b), and 12(f) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 54, 90 and 91 under the Act, to engage in the following transactions from time to time, as applicable, through December 31, 2010: (i) to form a new domestic subsidiary corporation ("WP Funding");1 (ii) to transfer intangible transition property and the associated intangible transition charges revenue stream (both as defined and discussed below) to WP Funding as a capital contribution or as a sale in exchange for shares of stock in WP Funding; (iii) for WP Funding to acquire all of the limited liability interests in a new wholly owned limited liability company ("WPF LLC");2 (iv) for WP Funding to transfer the intangible transition property and the associated intangible transition charges revenue stream to WPF LLC in exchange for the net proceeds from the sale of transition bonds (the "New Transition Bonds"); (v) for WPF LLC to issue the New Transition Bonds to investors, with a final maturity no later than December 31, 2010; (vi) for WP Funding to loan the net proceeds from the sale of the New Transition Bonds to West Penn; and (vii) for West Penn to issue a note of up to $115 million to WP

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1 As described herein, West Penn will consummate the proposed issuance of the New Transition Bonds either through this new subsidiary corporation or through its existing subsidiary, West Penn Funding Corporation. For simplicity, however, the new subsidiary and West Penn Funding Corporation are referred to jointly as "WP Funding" and all requested authorizations for WP Funding are meant to refer equally to the newly-formed corporation or West Penn Funding Corporation unless otherwise specifically noted.

2 To the extent the proposed issuance of the New Transition Bonds is accomplished through West Penn Funding Corporation, and not the newly-formed subsidiary corporation, the New Transition Bonds might be issued by West Penn Funding LLC, an existing subsidiary limited liability company wholly-owned by West Penn Funding Corporation rather than a newly-formed limited liability company. Again, for simplicity the new limited liability company (whether a subsidiary of West Penn Funding Corporation or a newly-formed subsidiary of West Penn) and West Penn Funding LLC are referred to jointly as "WPF LLC" and all requested authorizations for WPF LLC are meant to refer equally to the newly-formed limited liability company or West Penn Funding LLC unless otherwise specifically noted.

Funding. As necessary to comply with an intercreditor agreement between Allegheny, Allegheny Energy Supply Company, LLC ("AE Supply"), and their respective lenders (the "Intercreditor Agreement"), West Penn also requests authority to pay dividends out of capital and unearned surplus in an amount of the loan to West Penn, not to exceed $115 million.3

                West Penn has previously received authorization from the Securities and Exchange Commission ("Commission") to engage in transactions similar to those for which authority is requested herein, including the issuance of up to $600 million in transition bonds (the "Existing Transition Bonds") in connection with the restructuring of electric utility operations in Pennsylvania.4 West Penn now proposes that WPF LLC issue the New Transition Bonds in order to facilitate its financing and timely recovery of those portions of its previously-approved stranded costs that were not recoverable on a timely basis due to the operation of West Penn's generation rate cap. As explained below, West Penn will utilize the proceeds of the New Transition Bonds to pay issuance and financing costs and, among other things, reduce its transition or stranded costs by reducing its existing capitalization through one or more of the following: the retirement of outstanding debt, the retirement and repurchase of preferred stock and the reduction of common shareholder equity through stock buy backs and/or dividends. The issuance of the New Transition Bonds is subject to the approval of the Pennsylvania Public Utility Commission ("PUC"), which was received on April 21, 2005.

        B.      Background of Competition and Regulatory Environment in
                Pennsylvania

                As the Commission is aware, Pennsylvania, the state in which West Penn is incorporated and where its entire service territory is located, has implemented a program of retail competition in the electricity sector. This program now applies to all retail customers in the state. The Pennsylvania Electricity Generation Customer Choice and Competition Act, 66 Pa. C.S. Section 2801 et seq. (together with regulatory interpretations, the "Competition Act"),


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3 Similar authority was recently granted by the Commission in File No. 70-10251. See Allegheny Energy, Inc., Holding Co. Act Release No. 27963 (April 29, 2005) ("Financing Order"). As explained below, and consistent with the authority granted in the Financing Order, any dividend amounts paid by West Penn will be immediately contributed back to West Penn, regardless of circumstances. Allegheny commits that payment of the proposed dividends will not be made if such payment would impair the ability of West Penn to meet its obligations, and that West Penn's assets will be sufficient to meet anticipated expenses and liabilities.

4 West Penn Power Co., Holding Co. Act Release No. 27091 (Oct. 19, 1999) ("West Penn Power").

which became effective in 1997, required the unbundling of electric services into separate generation, transmission, and distribution services with open competition in the retail sale of electricity. Electric distribution services remain regulated by the PUC. Transmission services are provided pursuant to an Open Access Transmission Tariff filed with the Federal Energy Regulatory Commission, which also regulates wholesale rates for electric power.

                The Competition Act required utilities to submit restructuring plans to the PUC, that, among other things, identify transition costs that result from competition. Those costs include regulatory assets, long-term purchased power commitments, and other costs, including investment in generating plants, spent-fuel disposal, retirement costs and reorganization costs, for which an opportunity for recovery is allowed in an amount determined by the PUC to be just and reasonable. These costs, after mitigation by the utility, are to be recovered through a Competitive Transition Charge ("CTC") approved by the PUC and collected from distribution customers for up to nine years from the effective date of the Competition Act (or for an alternate period determined by the PUC for good cause shown). During that period, the utility is subject to rate caps which provide that, for a significant portion of that period, total charges to customers cannot exceed the rates in place as of December 31, 1996, subject to certain exceptions.

                West Penn filed a restructuring plan with the PUC in August 1997, which, among other things, unbundled generation from transmission and distribution. The plan was contested and became the subject of hearings, which finally resulted in a settlement (the "1998 Restructuring Settlement") that was approved by the PUC on November 19, 1998. The PUC's order, together with the first and second supplemental Qualified Rate Orders ("QROs") referenced below, will authorize and provide state regulatory approval for the transactions described in this Application-Declaration.

                The Competition Act authorized the PUC to adopt QROs to approve the issuance of transition bonds by a utility, a subsidiary of a utility, or a third-party assignee of a utility, as a mechanism to mitigate transition costs and reduce customer rates. Under the Competition Act, proceeds of transition bonds must be used principally to reduce qualified stranded costs and the related capitalization of the utility. To the extent a QRO and the rates and other charges authorized under it are declared to be irrevocable, the irrevocable QRO issued by the PUC creates Intangible Transition Property ("ITP") that can be used to secure the transition bonds. Transition bonds are repayable from non-bypassable Intangible Transition Charges ("ITC") that are collected in lieu of CTC.5

                ITCs are generally defined as amounts authorized to be imposed on all customer bills, pursuant to an irrevocable QRO, for the purpose of recovering the principal and interest on the transition bonds, costs to cover

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5 As described below, recovery of stranded costs through the securitization process has certain advantages, including cost savings, for the utility and its customers.

credit enhancements, cost of retiring existing debt and equity, costs of defeasance, servicing fees, and other related fees, taxes, costs and expenses ("Qualified Transition Expenses" or "QTEs"). ITCs are collected through non-bypassable charges imposed by an electric utility that provides electric distribution services to a customer located in its service territory, regardless of whether that customer continues to purchase electricity from that electric utility. The ITCs are a specified dollar amount on each customer bill determined by applying certain rates per kilowatt hour of usage and, in some cases, per kilowatt of demand, to each customer's bill. In the QRO, the PUC provides for periodic adjustments to the ITC ("true-ups") in accordance with the Competition Act and the QRO. Once the PUC declares the QRO to be irrevocable, none of the utility, the PUC, the Commonwealth of Pennsylvania, nor any instrumentality thereof, has any right to modify the ITC, except in accordance with the specific terms of the QRO and the Competition Act.

1998 Restructuring Settlement

                On November 19, 1998, the PUC issued a Final Opinion and Order in Docket No. R-00973981 regarding the application by West Penn for approval of a restructuring plan, which included a QRO (the "1998 QRO"). By this order, the PUC approved the 1998 Restructuring Settlement, which provided for the following for West Penn:

         1. The recovery of $670 million of stranded costs through the collection of a non-bypassable charge to every customer of electric services within the geographical area that comprises West Penn's service territory;

         2. The issuance of the transition bonds in an aggregate amount not to exceed $670 million, with 75 percent of net savings from securitization passed on to customers;

         3. The reduction of West Penn's existing capitalization with the proceeds from the issuance of the transition bonds; and

         4. The transfer of generation assets from West Penn to an affiliated generation company.

                In accordance with the approval by the PUC, West Penn requested Commission approval to issue the Existing Transition Bonds through subsidiaries and to transfer through subsidiaries its generation assets to Allegheny Energy Supply Company, LLC. The Commission approved that request in West Penn Power on October 19, 1999.

                On August 12, 1999, the PUC issued its first supplemental QRO ("1999 Supplemental QRO"), in which the PUC clarified certain provisions of the 1998 QRO which related primarily to the computation and design of ITCs and reconciliation of both ITCs and remaining CTCs. These and other clarifications facilitated the issuance of the Existing Transition Bonds.

                In November 1999, West Penn Funding LLC issued, pursuant to the 1998 QRO, the 1999 Supplemental QRO and the Commission's authorization in West Penn Power, $600 million of Existing Transition Bonds. The issuance of the Existing Transition Bonds was intended to securitize most, but not all, of West Penn's transition costs authorized by the PUC. Rate caps limited the amount of transition costs that could be collected by West Penn in a particular year and, as a result, approximately $49 million of West Penn's stranded costs were left unrecovered as of the date the Existing Transition Bonds were issued.6 The 1999 Supplemental QRO established a process for maintaining and reconciling this remaining CTC from year to year. As part of these CTC reconciliation proceedings, the PUC has directed the deferral of the under-collected CTC, associated interest, and company savings as a regulatory asset for full and complete recovery at a future date.

                West Penn proposes to securitize its remaining CTC through WPF LLC by issuing up to $115 million in New Transition Bonds and seeks Commission approval to do so in transactions substantially similar to those approved in West Penn Power. This amount includes the cumulative under-recovered CTC amount as of November 30, 2004 (approximately $83 million),7 as well as the remaining stranded cost scheduled for recovery through the CTC during future periods (approximately $17 million). The remaining approximately $15 million includes transaction costs and West Penn's share (25 percent) of the interest-related savings from securitization.8 While the exact amount of the securitization

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6 Prior to issuance of the Existing Transition Bonds, West Penn had recovered approximately $37 million of its stranded costs from customers. The $600 million of Existing Transition Bonds included approximately $584 million of additional stranded cost recovery and approximately $16 million of recoverable issuance costs. West Penn therefore has recovered, or is in the process of recovering through the ITC, approximately $621 million of its $670 million in stranded costs and has deferred recovery of the remaining $49 million in stranded costs. Of this $49 million, approximately $32 million is associated with periods prior to November 30, 2004 and $17 million is associated with future periods.

7 As of November 30, 2004, West Penn has experienced a cumulative CTC under-recovery of approximately $83 million, which is comprised of the under-recovered stranded costs as of November 30, 2004 (approximately $32 million, as noted supra n. 5), associated interest (approximately $43 million), and West Penn's share of interest-related savings associated with the securitization (approximately $8 million).

8 The securitization process results in interest-related savings to the extent the interest rate payable on the transition bonds is lower than cannot be determined until the securitization occurs, it will not exceed
$115 million.

                In order to accomplish this proposed securitization, West Penn has filed a petition with the PUC requesting that (i) the PUC issue another supplemental QRO (the "Second Supplemental QRO") in connection with the issuance of the New Transition Bonds and (ii) that the Second Supplemental QRO declare that the paragraphs contained therein concerning the recovery of West Penn's stranded costs through the issuance of New Transition Bonds, the imposition of an ITC on customers in an amount sufficient to recover qualified transition expenses, and the sale of intangible transition property, among other things, are irrevocable for the purposes of the Competition Act. This petition was approved by the PUC on April 21, 2005.

Stranded Costs and Securitization

                As explained above, the PUC determined in the 1998 QRO that West Penn's recovery of $670 million of stranded costs is just and reasonable and in the public interest. The PUC therefore authorized West Penn to collect from customers a non-bypassable CTC to recover the $670 million of stranded costs. This non-bypassable charge is applied to every customer of electric services within the geographic area that comprises West Penn's certified service territory. The Competition Act also allows for the recovery of these stranded costs through the issuance of transition bonds that are payable from an ITC. That is, West Penn is authorized under the Competition Act to collect its transition costs through a combination of (i) CTCs collected directly from its customers and (ii) the issuance of transition bonds, which are repaid by its customers through the ITC. The ITC is a non-bypassable charge on customer bills to recover qualified transition expenses pursuant to a QRO issued by the PUC. Qualified transition expenses are defined to include the aggregate principal amount of the transition bonds plus interest and other costs related to the issuance of the transition bonds. In the 1998 QRO, the PUC found that the issuance of up to $670 million of transition bonds by West Penn is in the public interest, in part because securitization will reduce the return component of stranded costs chargeable to customers. The 1998 QRO required that 75 percent of the savings from securitization be used to reduce customer rates.

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        the interest rate authorized by the QRO for unrecovered CTC principal. Issuance of the Existing Transition Bonds was estimated to create approximately $46 million of interest-related savings. The customers' share of these savings is 75 percent (approximately $34.5 million) with West Penn retaining the remainder. West Penn is unable to estimate the precise interest-related savings associated with the issuance of the New Transition Bonds, although it anticipates a material amount of savings for its customers.

                Under the Competition Act, the PUC's issuance of a QRO and its declaration that the relevant paragraphs of a QRO are irrevocable gives rise to intangible transition property, which under the Competition Act is described as "the irrevocable right of the electric utility or an assignee to receive through intangible transition charges amounts sufficient to recover all of its qualified transition expenses." In addition, under the Competition Act, the Commonwealth of Pennsylvania pledges and agrees with the holders of the transition bonds, and with any assignee or finance party, not to limit or alter or in any way impair or reduce the value of intangible transition property or intangible transition charges approved by a QRO until the related transition bonds are fully discharged.

                West Penn plans for WPF LLC to issue up to $115 million of New Transition Bonds after PUC and Commission approval is obtained. The New Transition Bonds will be fully secured by the pledge of an irrevocable right to receive payments from West Penn's customers in amounts sufficient to fully service the New Transition Bonds. The bondholders will not be looking to the general credit of West Penn or Allegheny, and neither West Penn nor Allegheny will under any circumstances be called upon to meet required payments under the New Transition Bonds. Accordingly, the New Transition Bonds do not constitute traditional leverage.

                Issuance of the New Transition Bonds will not adversely affect Allegheny or West Penn's cash flows. The proposed issuance of New Transition Bonds will be separately rated by credit rating agencies and will not impact Allegheny or West Penn's credit ratings. The credit rating agencies recognize that the New Transition Bonds will be serviced by the ITC approved by the PUC and, therefore, are independent of Allegheny or West Penn's credit. The
Existing Transition Bonds are rated AAA by Standard & Poor's and Fitch and Aaa by Moody's, and it is expected that the New Transition Bonds to be issued in the proposed transaction will receive similar ratings. West Penn's current credit ratings for its unsecured debt are B+ from Standard & Poor's, Ba1 from Moody's, and BBB- from Fitch.

         C.     Mechanics of Securitization

                As discussed above, the Competition Act authorizes securitization as a form of transition cost mitigation. For purposes of the securitization, an electric utility's ITP and related ITC revenue stream are isolated from the risks of the electric utility through their transfer to a bankruptcy-remote assignee (in this case, WPF LLC in the transfer from WP Funding). WPF LLC will issue New Transition Bonds secured by the new ITP and the ITC revenue stream. The Competition Act provides that a transfer of ITP by an electric utility in a transaction approved in a QRO shall be treated as an absolute transfer of all of the utility's right, title and interest in the ITP as in a true sale, and not as a pledge or other financing, other than for federal and state income and franchise tax purposes.

                As ITCs are imposed and collected, they are used to pay principal and interest on the related transition bonds, as well as fees and expenses related to the transaction. To the extent ITCs prove insufficient (or more than sufficient) to fund credit enhancement requirements and to pay QTEs, including interest and principal on transition bonds, the Competition Act provides for true-ups through filings with the PUC. Aside from these ITC adjustments, the Competition Act generally provides that the Commonwealth of Pennsylvania will not reduce the value of the ITP or the ITC until the transition bonds are discharged.

                The ITC relating to the New Transition Bonds will be recovered from customers beginning when the Existing Transition Bonds have been paid in full and the related ITC ceases to be collected from customers (estimated to be mid-2008) and ending when the New Transition Bonds are paid in full, but no later than December 31, 2010. During the period from the issuance of the New Transition Bonds until the beginning of the collection period for the related ITCs, interest will not be paid currently but will accrue and be added to principal on a periodic basis. Payment of current interest, accrued interest, and principal amortization will begin on a periodic basis after the commencement of the collection period for ITCs relating to the New Transition Bonds. Reconciliation of the ITC recovery will occur at least annually, but may occur on a quarterly basis if deemed necessary by West Penn or, during 2010, on a monthly basis if deemed necessary by West Penn.

                A securitization transaction such as that described here will increase the creditworthiness of the New Transition Bonds because the underlying securitized assets (the ITP and its associated ITC revenue stream) are isolated from the risks associated with the other assets and liabilities of an electric utility, upon being transferred to a bankruptcy remote special purpose entity (i.e., WPF LLC). The creditworthiness of these assets is further enhanced by the Commonwealth's agreement under the Competition Act not to reduce the value of the ITP or ITC until the Existing and New Transition Bonds are discharged, and by the PUC's issuance of an irrevocable QRO that specifies the QTEs to be recovered through the ITC and approves a methodology for periodic adjustments to the ITC. These aspects of the securitization transaction will enable the New Transition Bonds to obtain a higher credit rating than the unsecured debt instruments of West Penn.

         D.     Requested Authority

                As noted above, in 1998, the PUC authorized West Penn to recover $670 million in transition costs. In 1999, West Penn issued $600 million of Existing Transition Bonds through West Penn Funding LLC. The Existing Transition Bonds were issued in four classes, only two of which remain outstanding.9

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9 The Existing Transition Bonds were issued in four series. Class A-1, Class A-2, Class A-3 and Class A-4 in amounts of $74 million, $172 million, $198 million and $156 million, respectively. Only Class A-3 and Class A-4 remain outstanding. At December 31, 2004, Class A-3 and

                The 1998 Restructuring Settlement provided for stranded cost collection and generation rate caps ending simultaneously by December 31, 2008. The 1998 Restructuring Settlement also called for generation rate increases to occur in 2006 and 2008. As noted above, West Penn has not been able to collect all of its stranded costs within the rates provided in the 1998 Restructuring Settlement and has had to defer recovery of these stranded cost amounts. Rather than attempt to accelerate recovery of these cumulative amounts by the 2008 deadline, West Penn has requested that, as part of the issuance of the Second Supplemental QRO, the PUC provide for a longer period (through 2010) to collect the stranded costs and associated carrying charges previously approved in the 1998 Restructuring Settlement. That request, which was approved by the PUC on April 21, 2005, would provide additional increases in West Penn's generation rates in 2007, 2009 and 2010. During the extended period when these stranded costs are collected,10 West Penn's generation rates will be subject to a rate cap. West Penn's distribution rate cap would be extended from December 31, 2005, as agreed in the 1998 Restructuring Settlement, through December 31, 2007, with an additional distribution rate cap in effect throughout 2009. Any distribution rate increase approved by the PUC in 2008 will become effective no later than October 1, 2008.

                As explained above, West Penn proposes to securitize the currently remaining deferred portion of its CTC, including carrying charges, that has been deferred pursuant to PUC orders each year from 1999 through 2004, as well as the remaining unrecovered portion of its stranded costs and savings resulting from the securitizations, through the issuance of the New Transition Bonds. Consistent with the terms of the 1998 Restructuring Settlement, savings from securitization will be shared between West Penn and its customers on a 25%-75% basis, respectively. The total amount securitized will not exceed $115 million.11

                1.    Transfer to WP Funding of ITP and Associated ITC Revenue
                      Stream

                West Penn requests authority to transfer the ITP and associated ITC revenue stream created by the Second Supplemental QRO to WP Funding.12 This

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        Class A-4 had approximately $117 million and approximately $156 million outstanding, respectively.

10 This collection period will begin when the ITC associated with the Existing Transition Bonds is fully amortized, estimated to be mid-2008, and continue through 2010.

11 As set forth in Item 4 below, West Penn requests authorization to consummate the securitization within 120 days of the order permitting this Application-Declaration to become effective, rather than the 60 day period contemplated in Rule 24, to provide sufficient time for West Penn to complete the transactions authorized herein.

12 As noted above, West Penn may accomplish the securitization through a new wholly owned subsidiary corporation instead of West Penn Funding Corporation, the existing wholly owned subsidiary created in connection transfer of ITP will be treated as a capital contribution or a true sale, but not as a secured financing for bankruptcy purposes. WP Funding will have a capitalization of at least 0.5 percent of the total principal amount of the New Transition Bonds.

                2.      Transfer to WPF LLC of ITP and Associated ITC Revenue
                        Stream

                WP Funding requests authority to transfer the ITP and associated ITC revenue stream to WPF LLC. WPF LLC requests authority to issue New Transition Bonds secured by the ITP and the associated ITC revenue stream. Pursuant to a "Sale Agreement" between WP Funding and WPF LLC, in exchange for the proceeds of the New Transition Bonds, WP Funding will transfer the ITP and associated ITC revenue stream to WPF LLC in a transfer which will be regarded as a true sale for bankruptcy purposes. It is anticipated that the New Transition Bonds will be rated similarly to the Existing Transition Bonds, which are rated AAA by Standard & Poor's and Fitch and Aaa by Moody's.

                The ITC charge may be set to provide for recovery of an excess amount over that needed to pay expected costs and debt service on the New Transition Bonds. Collections of this additional amount will be deposited into an "Overcollateralization Subaccount" to enhance the creditworthiness of the New Transition Bonds. The ITC charge will be collected over the expected amortization period of the New Transition Bonds. The New Transition Bonds will have the benefits of accounts related to the New Transition Bonds themselves, and amounts in such accounts will be no less than the amounts required to achieve an AAA (or equivalent) rating from the rating agencies.

                West Penn, as the "servicer" of the ITCs, will remit monthly (or more frequently) all amounts collected in respect of the ITCs to a collection account maintained by the indenture trustee for the benefit of the holders of the New Transition Bonds (the "Collection Account"). Quarterly or semiannually, WPF LLC will pay out of the Collection Account, among other things authorized by the QRO, the trustee fees, servicing fees, administrative costs, operating expenses, accrued but unpaid interest (except for interest accrued prior to the collection period for the related ITCs, which will be capitalized), and principal (to the extent scheduled) on the New Transition Bonds. Any remaining balance in the Collection Account will be used to restore the Capital Subaccount, fund and replenish the Overcollateralization Subaccount (to the

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        with the 1999 issuance the Existing Transition Bonds. In that case, West Penn requests authority to form and acquire all of the interests in the new subsidiary corporation, organized under the laws of a state other than Pennsylvania, as well as authority for that corporation to form and acquire all the interests in a new limited liability company to issue the New Transition Bonds. The membership interests in the new limited liability company would be acquired in exchange for a nominal amount of cash.

extent scheduled), and then be added to a Reserve Subaccount. The ITC will be adjusted at least annually to ensure sufficient revenues, after application of amounts in the Reserve Subaccount, to cover all these expenses.

                3.      Issuance of New Transition Bonds

                West Penn requests authority for WPF LLC to issue up to $115 million in New Transition Bonds. WPF LLC may issue the New Transition Bonds in the form of debt securities in one or more series, and each such series may be issued in one or more classes. Different series may have different maturities and coupon rates and each series may have classes with different maturities and coupon rates. Overall, the characteristics of the New Transition Bonds will be substantially similar to bonds issued by similar issuers in similar contexts and the Existing Transition Bonds previously issued by WPF LLC pursuant to a Commission order. Each series will be entitled to recover, through the ITC approved by the related QRO, QTEs, based on a specified principal amount of New Transition Bonds for such series, including interest at the coupon rate or rates applicable to such series. There will be a date on which each of the New Transition Bonds is expected to be repaid and a legal final maturity date by which the New Transition Bonds must be repaid. Neither the expected final maturity nor the legal final maturity will be later than December 31, 2010. The expected final maturity date may vary from the legal final maturity date due to the fact that the ITC is calculated by taking into account such variables as the anticipated level of charge-offs, delinquencies, and usage, which may differ from the amounts actually incurred or achieved.

                4.      Loan and Related Payment of Dividends

                WP Funding requests authority to loan West Penn up to $115 million (the proceeds from the sale of the ITP and associated ITC revenue stream). West Penn requests authority to issue a note of up to $115 million to WP Funding, at a market interest rate. The loan will have interest rates and maturities that are designed to provide a return to WP Funding of not less than WP Funding's effective cost of capital. The note will be subordinated to all outstanding West Penn debt.

                In order for Allegheny to comply with the terms of the Intercreditor Agreement, West Penn may be required to pay dividends out of capital or unearned surplus in an amount of the loan, not to exceed $115 million. As explained in the Financing Order, the Intercreditor Agreement requires that, if Allegheny, AE Supply, or any of their subsidiaries issue debt or equity, a percentage of the proceeds under certain circumstances are to be paid as a distribution to Allegheny in the case where AE Supply (or one of its subsidiaries) is the issuer, or as a capital contribution to AE Supply if Allegheny (or one of its subsidiaries (other than AE Supply or its subsidiaries)) is the issuer.13 Therefore, should West Penn issue debt under the circumstances specified in the Intercreditor Agreement, a percentage of the proceeds must be temporarily contributed to AE Supply, as described below. In order to accomplish this, West Penn must pay dividends to Allegheny to provide Allegheny with sufficient funds to make the required contribution to AE Supply. AE Supply will immediately distribute the funds back to Allegheny which, in turn, will return them to West Penn.

                The requested authority is similar to that granted in the Financing Order and is intended solely to enable Allegheny to comply with the terms of the Intercreditor Agreement as it relates to the proposed securitization. Any amounts paid to Allegheny by West Penn will be immediately contributed back to West Penn, regardless of circumstances. The dividends will thus have no effect on either company's paid-in capital account.14 Simply put, although such payments technically constitute dividends, they do not have the effect on capitalization that dividends are normally understood to have as they do not result in any permanent shifts of capital from subsidiary to parent. Allegheny commits, however, that payment of the proposed dividends will not be made if such payment would impair the ability of West Penn to meet its obligations, and that West Penn's assets will be sufficient to meet anticipated expenses and liabilities.

                5.      Servicing Agreement

                Pursuant to a "Servicing Agreement" between West Penn and WPF LLC, West Penn will act as the "servicer" of the ITC revenue stream and, in this capacity, West Penn will, among other things, (1) bill customers and make

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13 The Intercreditor Agreement continues in place until November 2007, when debt held by certain parties to the Intercreditor Agreement matures. As explained in detail in the application/declaration submitted in File No. 70-10251, the Intercreditor Agreement was originally intended as a mechanism that would permit lenders to be indifferent to which Allegheny entity they lent. It did this by providing that some of the proceeds from certain debt and equity transactions would be shared between the respective creditors of Allegheny and AE Supply. However, AE Supply's Senior Notes due 2007 are the only debt obligations still outstanding that are subject to the intercreditor agreement. As a result, the factual preconditions under which a sharing of the proceeds of debt and equity transactions could occur no longer exist. Nonetheless, until the Senior Notes due 2007 are no longer outstanding, compliance with the formal requirements of the Intercreditor Agreement continues to be necessary.

14 Transfers made pursuant to the Intercreditor Agreement are not earnings-related and, thus, West Penn is prohibited from sourcing the transfers from retained earnings. Instead, such funds must be transferred to/from capital or unearned surplus accounts.

collections on behalf of WPF LLC, and (2) file with the PUC for adjustment to the ITC to achieve a level which allows for full recovery of QTEs in accordance with the amortization schedule for each series of New Transition Bonds. It should be noted that West Penn may subcontract with other companies to carry out some of its servicing responsibilities, so long as the ratings of the New Transition Bonds are neither reduced nor withdrawn. West Penn will be retained under the Servicing Agreement to collect and manage the ITP and associated ITC revenues and to make appropriate filings with the PUC.

                West Penn will be entitled to compensation, in the form of a "servicing fee" for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the documentation applicable to each series. In order to satisfy the rating agency requirements for a "bankruptcy remote" entity, the servicing fee must be an arms-length fee that would be reasonable and sufficient for a third party performing similar services. The rating agency requirement is meant to assure that the subsidiaries would be able to stand on their own and accordingly the fee must be sufficient to retain a third party servicer if for any reason West Penn could not continue to perform these services. As additional servicing compensation, West Penn will retain all investment earnings on ITC collections from the time of collection until the time of remittance to the Collection Account.

                Any successor to West Penn pursuant to any merger, consolidation, bankruptcy, reorganization or other insolvency proceeding will be required to assume West Penn's obligations under the Sale and Servicing Agreement and under the Competition Act. Amounts collected by West Penn in respect of the ITC will be remitted monthly (or possibly more frequently if required by the rating agencies) to the Collection Account.

        E.      Service Agreements with Allegheny Energy Service Corporation

                Although WP Funding will have its own employees, personnel employed by Allegheny Energy Service Corporation ("AESC") also will provide ministerial services on an as-needed basis to WP Funding, as well as WPF LLC, pursuant to administrative service agreements ("Service Agreements") to be entered into between WP Funding and AESC, and WPF LLC and AESC. The services to be provided will consist primarily of corporate housekeeping matters relating to WPF LLC and WP Funding such as providing notices related to the Transition Bond documentation, consolidating corporate books and records into Allegheny's financial statements, and overseeing corporate governance. Under the Service Agreements, WPF LLC and WP Funding will reimburse AESC for the cost of services provided, computed in accordance with Rules 90 and 91 under the Act, as well as applicable rules and regulations.

        F.      Use of Proceeds

                West Penn currently anticipates using the gross proceeds from the sale of ITP funded by the $115 million of New Transition Bonds as follows. West Penn will utilize the gross proceeds to pay issuance and financing costs. West Penn will use the remaining proceeds principally to reduce its transition or stranded costs by reducing its existing capitalization through one or more of the following: the retirement of outstanding debt, the retirement and repurchase of preferred stock and the reduction of common shareholder equity through stock buy backs and/or dividends.

                The specific steps taken by West Penn to reduce its capitalization will depend, in large part, on the date on which the proceeds from the sale of the New Transition Bonds become available, the then prevailing market conditions, and circumstances at that time, including but not limited to the overall financial circumstances of West Penn and other financial activities that may be in progress or planned.

Item No. 2.     Fees, Commissions and Expenses

                The fees, commissions and expenses incurred or to be incurred in connection with this Application-Declaration will not exceed $20,000.

Item No. 3.     Applicable Statutory Provisions

                The proposed transactions are subject to Sections 6(a), 7, 12(b), and 12(f) of the Act and Rules 54, 90, and 91 under the Act. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption, or approval under any section of the Act or the rules and regulations other than those set forth above, West Penn requests such authorization, exemption, or approval.

                West Penn respectfully submits that the authorizations requested in this Application-Declaration are in its best interest and are appropriate for the protection of investors and consumers. As noted above, issuance of the New Transition Bonds will not adversely affect Allegheny or West Penn's cash flows or their credit ratings since the New Transition Bonds will be serviced by the ITC approved by the PUC. Moreover, recovery of the CTC through the New Transition Bonds will result in interest-related savings for West Penn's customers. Allegheny and West Penn therefore submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

                Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

                Allegheny does not satisfy the requirements of Rule 53(a)(1). As of December 31, 2004, Allegheny's "aggregate investment," as defined in Rule 53(a)(1), was approximately $130 million. These investments by Allegheny were made in compliance with the Commission's December 31, 2001 order in File No. 70-9897, which authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such investment would not have either of the adverse effects set forth in Rule 53(c). That order was superceded by the Financing Order, which provides that, as long as its common equity ratio is less than 30 percent of total capitalization, neither Allegheny nor any of its subsidiaries may invest or commit to invest in any FUCOs or in new projects that qualify as EWGs; provided, however, that Allegheny may increase its investment in EWGs as a result of the qualification of existing projects as EWGs, and Allegheny may make additional investments in an existing EWG to the extent necessary to complete any project or desirable to preserve or enhance the value of its investment in the EWG. As of December 31, 2004, Allegheny's common equity ratio is below 30 percent. As a result, Allegheny is no longer able to make investments in FUCOs and new EWGs, without further authorization from the Commission.

                Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule
53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

                None of the circumstances described in 53(b)(1) have occurred.

                The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

                Allegheny respectfully submits that the requirements of Rule 53(c) are met. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny, West Penn, The Potomac Edison Company ("Potomac Edison") or Monongahela Power Company ("Monongahela" and, together with West Penn and Potomac Edison, the "Operating Companies"). Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.15 In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.

Item No. 4.     Regulatory Approval

                The issuance of the New Transition Bonds as described in this Application-Declaration requires PUC approval. No other regulatory agency, other than the Commission, has jurisdiction over the proposed transactions.

Item No. 5.     Procedure

                West Penn respectfully requests that the Commission issue and publish not later than June 3, 2005 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than June 28, 2005 by which comments may be entered and a date not later than July 5, 2005 as a date after which an order of the Commission granting this Application-Declaration may be entered by the Commission. As noted above, West Penn requests authorization to consummate the securitization within 120 days of the order permitting this Application-Declaration to become effective, rather than the 60 day period contemplated in Rule 24.

                West Penn hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item No. 6.     Exhibits and Financial Statements

        (a)     Exhibits

B-1     Form of Sale Agreement (to be filed by amendment)

B-2     Form of Servicing Agreement (to be filed by amendment)

B-3     Form of Service Agreement with AESC (to be filed by amendment)

D-1 New Settlement Agreement approved by the Pennsylvania Public Utility Commission (to be filed by amendment)



--------------------
15 The common equity ratios of the Operating Companies as of December 31, 2004 are as follows: West Penn, 62.3 percent; Potomac Edison, 49.0 percent; and Monongahela, 36.2 percent.

D-2 Order(s) of the Pennsylvania Public Utility Commission Regarding New Settlement Agreement (to be filed by amendment)

F-1     Opinion of Counsel (to be filed by amendment)

F-2     Past-Tense Opinion of Counsel (to be filed by amendment)

H-1     Form of Notice (previously filed)

Item No. 7.     Information as to Environmental Effects

        (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

        (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURE

                Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 2, 2005

                                          Allegheny Energy, Inc.

                                          By:    /s/ Suzanne C. Lewis
                                                 ----------------------
                                          Name:  Suzanne C. Lewis
                                          Title: Vice President and Treasurer


                                          West Penn Power Company

                                          By:    /s/ Suzanne C. Lewis
                                                 ----------------------
                                          Name:  Suzanne C. Lewis
                                          Title: Treasurer


                                          West Penn Funding Corporation

                                          By:    /s/ Richard G. Gilmore
                                                 ----------------------
                                          Name:  Richard G. Gilmore
                                          Title: President


                                          West Penn Funding LLC

                                          By:    /s/ Richard G. Gilmore
                                                 ----------------------
                                          Name:  Richard G. Gilmore
                                          Title: Treasurer


                                          Allegheny Energy Service Corporation

                                          By:    /s/ Suzanne C. Lewis
                                                 ----------------------
                                          Name:  Suzanne C. Lewis
                                          Title: Vice President and Treasurer